

FOR IMMEDIATE RELEASE

SBS Technologies Reports Results of Fourth Quarter and Fiscal Year Ended June 30, 2004

Albuquerque, New Mexico *(August 10, 2004)* **–** SBS Technologies[®] (**Nasdaq: SBSE**), a leading designer and manufacturer of embedded computer solutions for the commercial, government and communications infrastructure markets today announced the results of its fourth quarter and fiscal year ended June 30, 2004. Highlights include:

- Sales were $38.2 million for the quarter, and $133.9 million for the fiscal year.

- Net income was $2.7 million for the quarter, and $5.2 million for the fiscal year.

- EPS was $0.17 for the quarter, and $0.34 for the fiscal year.

- Gross profit as a percentage of sales for the quarter was 47.3%, and 48.4% for the fiscal year.

- Backlog at the end of the quarter was $42.1 million.

- Book-to-bill ratio was .94 to 1 for the quarter, and 1.04 to 1 for the fiscal year.

- Cash balance was $47.9 million, a 27.7% increase from the prior quarter.

- Eight design wins were reported for the quarter, and 34 for the fiscal year.

- During the quarter SBS expanded into China with the opening and staffing of an office.

"This has been a very successful year for SBS. We have completed the fourth quarter and fiscal year with strong revenue growth. Our book-to-bill exceeded 1 to 1 for the second year in a row. In addition, we are reporting our second consecutive quarter in which operating income, excluding employee severance and consolidation costs, was 9% of sales, a key financial objective we set at the beginning of the year. Both the Americas and European businesses grew this past quarter and the quoting activity and design win funnel continue to grow," said Clarence W. Peckham, CEO of SBS Technologies.

SALES

Sales for the fourth quarter were $38.2 million, an increase of 29.5% compared to $29.5 million in sales for last year's fourth quarter. On a sequential basis, total Company sales increased 4.4%, compared to $36.6 million in sales for the quarter ended March 31, 2004. Sales for the year ended June 30, 2004 were $133.9 million, a 15.9% increase from $115.5 million for the prior fiscal year.

SALES BY SEGMENT
(dollars in millions)

Three months ended:	June 30, 2004	% of total	June 30, 2003	% of total	Mar. 31, 2004	% of total
Americas Group	$27.1	71%	$22.5	76%	$26.3	72%
Europe Group	11.1	29%	7.0	24%	10.3	28%
Total	$38.2	100%	$29.5	100%	$36.6	100%

Fiscal Year ended:	June 30, 2004	% of total	June 30, 2003	% of total
Americas Group	$97.1	73%	$94.3	82%
Europe Group	36.8	27%	21.2	18%
Total	$133.9	100%	$115.5	100%

By segment, sales for the fourth quarter by the Americas Group were $27.1 million, an increase of 20.4%, and sales by the Europe Group were $11.1 million, an increase of 58.6%, 5% of which is a result of changes in currency exchange rates, both compared to the fourth quarter of the previous fiscal year. On a sequential basis, sales by the Americas Group increased 3.0% and sales by the Europe Group increased 7.8%, both compared to the quarter ended March 31, 2004. Sales for the year ended June 30, 2004 by the Americas Group were $97.1 million, an increase of 3.0%, and sales by the Europe Group were $36.8 million, an increase of 73.6%, 13% of which is a result of changes in currency exchange rates, both compared to the year ended June 30, 2003. The Europe Group's fourth quarter and total year sales for fiscal year 2004 include an increase of approximately $900,000 and $3.5 million, respectively, previously included in the Americas Group due to the transfer during the quarter ended September 30, 2003 of sales and support for SBS' European customers to SBS' German operation.

SALES BY END MARKET
(dollars in millions)

Three months ended:	June 30, 2004	% of total	June 30, 2003	% of total	Mar. 31, 2004	% of total
Government	$19.1	50%	$16.7	57%	$17.8	49%
Commercial	10.7	28%	8.1	27%	11.7	32%
Communications	8.4	22%	4.7	16%	7.1	19%
Total	$38.2	100%	$29.5	100%	$36.6	100%

Fiscal Year ended:	June 30, 2004	% of total	June 30, 2003	% of total
Government	$67.9	51%	$60.4	52%
Commercial	40.0	30%	37.7	33%
Communications	26.0	19%	17.4	15%
Total	$133.9	100%	$115.5	100%

By end market, for the quarter ended June 30, 2004, sales to government customers were $19.1 million, an increase of 14.4%, sales to commercial customers were $10.7 million, an increase of 32.1%, and sales to communications customers were $8.4 million, an increase of 78.7%, all compared to the fourth quarter of last year. On a sequential basis, sales to government customers increased 7.3%, sales to commercial customers decreased 8.5%, and sales to communications customers increased 18.3%, all compared to the quarter ended March 31, 2004. By end market, for the year ended June 30, 2004, sales to government customers were $67.9 million, an increase of 12.4%, sales to commercial customers were $40.0 million, an increase of 6.1%, and sales to communications customers were $26.0 million, an increase of 49.4%, all compared to the prior fiscal year. To align with current management responsibility, sales to a majority of SBS' enterprise customers are reflected as commercial sales.

For the quarter ended June 30, 2004, one commercial customer, Applied Materials, and one communications customer, Ericsson, each represented approximately 11% of our total sales. For the fiscal year ended June 30, 2004, Applied Materials represented 10% and Ericsson represented 8% of total Company sales. During the quarter and fiscal year, no other customer represented more than 5% of total sales.

NET INCOME

Net income for the quarter ended June 30, 2004 was $2.7 million, compared to $114,000 for the same period of the prior fiscal year. Net income for the year ended June 30, 2004 was $5.2 million. For the year ended June 30, 2003, income before the cumulative effect of the change in accounting for goodwill was $1.6 million and net loss was ($4.5) million including the cumulative effect of this change. Net income per common share – assuming dilution, for the quarter ended June 30, 2004 was $0.17, compared to $0.01

reported for the fourth quarter of the prior fiscal year. For the current quarter, net income per common share – assuming dilution was favorably impacted by approximately $0.02 due to benefits realized from tax planning strategies. Net income per common share – assuming dilution, for the fiscal year ended June 30, 2004 was $0.34. For the year ended June 30, 2003, income per common share – assuming dilution was $0.11, before the cumulative effect of the change in accounting for goodwill, and net loss per common share – assuming dilution was ($0.30) including the cumulative effect of this change. Employee severance and consolidation costs associated with the closure of the Carlsbad, California facility had minimal impact on net income per common share – assuming dilution for the three months ended June 30, 2004, and negatively impacted net income per common share – assuming dilution by approximately ($0.11) on an after tax basis for the fiscal year ended June 30, 2004. For the three and twelve months ended June 30, 2003, employee severance and consolidation costs associated with the closure of the Carlsbad, California facility negatively impacted net income per common share – assuming dilution, on an after tax basis, by approximately ($0.05).

The financial results for the fiscal year ended June 30, 2003 include a transitional impairment charge of $6.1 million, net of tax, or ($0.41) per common share – assuming dilution, for the cumulative effect of the change in accounting for goodwill, resulting from SBS' adoption of SFAS 142 effective July 1, 2002.

GROSS PROFIT

Gross profit for the quarter as a percentage of sales was 47.3%, compared to 50.2% for the fourth quarter of last year, and 48.4% for the preceding quarter. The decrease for this quarter in gross profit as a percentage of sales compared to the preceding quarter is primarily due to the impact of sales relating to several large, lower margin communications and commercial production orders.

BACKLOG

Total Company backlog as of June 30, 2004 was approximately $42.1 million, compared to $44.4 million as of March 31, 2004. The total Company book-to-bill ratio for the quarter was .94 to 1 and for the fiscal year ended June 30, 2004 was 1.04 to 1.

CASH BALANCE

The total cash balance at the end of the fourth quarter increased 27.7% to $47.9 million compared to $37.5 million for the quarter ended March 31, 2004, and SBS remains debt free. For the quarter, cash increased net of financing activities by $7.1 million and increased $3.3 million due to the exercise of employee stock options.

DESIGN WINS / NEW PRODUCTS

During the fourth quarter, SBS achieved eight design wins. Each reported design win represents an initial purchase order of a minimum of $100,000 and is forecasted to produce a minimum of $500,000 in sales annually when in production. By end market, the design wins include four in the government market, two in the commercial market, and two in the communications market.

In the government market, all of the design wins were for computing systems. The systems include a sonar system for a helicopter, an image processing system for ground vehicles, a system for the AAAV vehicle and a command and control system for a naval application. In the communications market, the design wins were for a telecom server platform and a general aviation platform for in-flight e-mail access. The two commercial design wins were for a flight simulator control system and a Printed Circuit Board inspection imaging system.

For the fiscal year ended June 30, 2004, SBS reported thirty-four design wins, twenty in the government market, seven in the commercial market, and seven in the communications market.

During the fourth quarter, SBS released ten new products. The first product, the Telum 1001 Advanced Mezzanine Card, or AMC module, adds versatility to Advanced Telecom Computing Architecture carrier boards by providing full duplex OC-3 ATM I/O capabilities. This board is the first in a planned new series of products offering a variety of I/O technologies in the AMC form factor.

Six of the new products were third generation FPGA based commercial and extended temperature MIL-STD-1553 interface boards designed for military applications.

Additionally, SBS released a new PMC module for full-duplex DS3 connectivity. The Maxim 921-DS is designed for data applications requiring high-density connectivity using up to twenty eight T1 lines.

SBS introduced a new 3U CompactPCI Conduction Cooled Single Board Computer to its line of Intel® processor-based products. The 3U conduction cooled CR3 uses an Ultra Low Voltage Intel Celeron processor and is designed for industrial, military applications, process control, and other embedded/OEM systems that operate in harsh environments.

SBS also updated its InfiniBand® product line by adding software drivers for Wind River Systems' VxWorks® operating system, which will allow VxWorks developers to take advantage of the high performance capabilities of InfiniBand technology. This product is targeted at opportunities for SBS in all markets.

GLOBAL EXPANSION

The SBS European operation was very successful this year in part due to the emphasis on having the European organization sell and support all SBS products in Europe. The European market currently represents 27% of total revenue for SBS and continues to provide an excellent opportunity for business expansion.

In June, SBS completed the next step in its geographical diversification by establishing a subsidiary in mainland China. SBS Technologies (Shenzhen) Limited (SBS Asia) promotes and supports all SBS products to the Asian market. Although SBS has been active in Asia for many years, SBS has in the past worked with distributors by providing them sales and support from its North American and European business entities. In order to grow the Company's Asian business from the current level of 5% of total company sales to a target level of approximately 30% of total company sales in three to five years, SBS believes it would be better to support its Asia customers from an Asian base. SBS Asia has initially been staffed with several in-country sales and technical support employees to strengthen SBS distributors' capabilities and improve support to their customers. As the Company gains knowledge of the Asian market and business practices, SBS will expand the size and scope of SBS Asia to provide sales, support, and limited engineering and manufacturing capabilities in Asia.

BUSINESS OUTLOOK

The following statements are based on current expectations and speak only as of the date of this release, August 10, 2004. These statements are forward-looking, and actual results may differ materially.

"Overall, I am pleased with the progress we have made in implementing our strategic plan," said Peckham. "As a team we have completed a major restructure of the company and developed an outward looking, aggressive approach to the market. In order for SBS to continue to maintain and increase organic growth, we will expand our global presence and maintain our market diversity."

"For the past two years, we have maintained a healthy backlog and a book-to-bill ratio of greater than one. Throughout fiscal 2004, our customers have required shorter lead times for our products, increasing our turns business and resulting in more extensive variability of our bookings. In addition, we are pleased with the number and quality of design win opportunities in all of our markets and are committed to providing an excellent base of products that will ensure our competitiveness," continued Peckham.

"As we progress through calendar 2004, and start our new fiscal year we are continuing to see improvement in our markets. The government market is still strong. We experienced a growth of 12.4% in this market in fiscal year 2004, and, as planned, the majority of our design wins and new opportunities are for system level solutions. The military budget is still heavily focused on unmanned vehicles and upgrade programs. Both of these are areas where SBS is positioned to win new business."

"Sales to communications customers increased 49.4% in fiscal year 2004, and we expect additional growth in fiscal year 2005. Our traditional markets of wireless and network monitoring continue to show positive growth, and, with the addition of Advanced Telecom Computing Architecture based products we are expanding into new opportunities."

"In the commercial market, we grew a total of 6.1% in fiscal year 2004. We expect steady demand from semiconductor and medical equipment manufacturers, and we are optimistic that we will see growth in the industrial automation market in fiscal year 2005."

"Looking forward, based on our forecasts, backlog, and timing of new orders, we expect sales for the first quarter ending September 30, 2004 to be between $36 million and $37 million, a 35% to 39% increase compared to the first quarter of fiscal 2004. We anticipate growth in sales throughout the remainder of fiscal year 2005 resulting in total year sales of between $150 million and $160 million, all from organic growth," said Peckham.

"The assumptions on which we've based our sales projections include continued health of our end markets, the expectation of several government system design wins to start production, and sales to Applied Materials and Ericsson to continue at the same dollar sales level as in fiscal year 2004. Based on forecasts from these two customers, and continued health of our end markets as evidenced by our strong quoting activity and design win funnel, we believe these assumptions are valid for the coming year. We are confident that our new product and business development efforts will expand our opportunities in each market contributing to our performance," continued Peckham.

CONFERENCE CALL INFORMATION

SBS will host a conference call to discuss further the results of the quarter at 4:45 p.m. Eastern Time, Tuesday, August 10, 2004. To access the call, dial toll-free (800) 988-9518, or international dial +1(610) 794-9308. The passcode for the conference call is "SBS." The call will also be webcast live, and later archived for a limited time in the Investor Relations section of the SBS web site at http://www.sbs.com. An audio replay of the call may be accessed approximately one hour following the conclusion of the call by dialing (866) 497-7579 or international (203) 369-1781. There is no passcode for the audio replay. The replay will be available through August 31, 2004.

ABOUT SBS TECHNOLOGIES

SBS Technologies, Inc., (Nasdaq: SBSE) founded in 1986, designs and builds a wide range of standard and customized embedded computer products. Our products include processor boards, input/output modules, networking devices, and complete computer systems. Our products are used in many industries, including telecommunications, medical electronics, industrial automation and defense. Headquartered in Albuquerque, New Mexico, SBS maintains eight primary operating locations, has regional sales offices throughout the

United States and has international sales and support offices in six countries. More information on SBS is available at www.sbs.com.

This release contains forward-looking statements regarding future events and the future financial performance of SBS, including future sales, market conditions, customer demand, and bookings, and the continued development of SBS' competitive position, that are subject to a number of risks and other factors which could cause the actual results to differ materially from those projected or implied in the forward-looking statements. Among these factors are: continued health of SBS' end markets; the expectation of several government systems design wins to start production in fiscal year 2005; sales to Applied Materials and Ericsson to continue during fiscal year 2005 at the same dollar sales level as during fiscal year 2004; business and economic conditions generally affecting SBS' customers and their end customers, including but not limited to the changes in size and program priorities of military procurement budgets; a high degree of uncertainty and rapid change in the markets addressed by SBS' products that could reduce sales or render certain SBS products obsolete; customer demand for and acceptance of SBS' products which may affect both sales and margins; SBS' ability to design, test and introduce new products on a timely basis; SBS' technology capabilities; and the other risk factors listed from time to time in SBS' Securities and Exchange Commission reports, including those listed under "Risk Factors" in SBS' Annual Report on Form 10-K for the year ended June 30, 2003 filed with the SEC.

Tables to Follow

SBS Technologies, Inc. and Subsidiaries
Consolidated Statements of Operations
Thousands (except per share amounts)
(Unaudited)

| | | Three months ended June 30, | | Year ended June 30, | |
		2004	2003	2004	2003
Sales	$	38,201	29,522	133,874	115,521
Cost of sales		20,144	14,693	69,145	58,002
Gross profit		18,057	14,829	64,729	57,519
Selling, general and administrative expense		8,580	8,432	32,504	33,608
Research and development expense		5,523	4,496	20,552	18,077
Employee severance and consolidation costs		(95)	1,131	2,400	1,729
Amortization of intangible assets		503	452	2,141	1,940
Operating income		3,546	318	7,132	2,165
Interest and other income, net		94	93	634	435
Foreign exchange losses		(28)	(153)	(348)	(207)
		66	(60)	286	228
Income before income taxes and cumulative effect of change in accounting principle		3,612	258	7,418	2,393
Income tax expense		893	144	2,225	784
Income before cumulative effect of change in accounting principle		2,719	114	5,193	1,609
Cumulative effect of change in accounting principle (net of income taxes of $3,412)		—	—	—	(6,058)
Net income (loss)	$	2,719	114	5,193	(4,449)
Earnings per share data:					
Net income (loss) per share:					
Income before cumulative effect	$	0.18	0.01	0.34	0.11
Cumulative effect of change in accounting principle		—	—	—	(0.41)
Net income (loss)	$	0.18	0.01	0.34	(0.30)
Net income (loss) per share – assuming dilution:					
Income before cumulative effect	$	0.17	0.01	0.34	0.11
Cumulative effect of change in accounting principle		—	—	—	(0.41)
Net income (loss)	$	0.17	0.01	0.34	(0.30)

SBS Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets
Thousands (except share amounts)
(Unaudited)

		June 30, 2004	June 30, 2003
Assets			
Current assets:			
Cash and cash equivalents	$	47,943	37,130
Receivables, net		23,776	23,164
Inventories		26,249	16,816
Income tax receivable		983	4,830
Deferred income taxes		1,351	1,629
Prepaid expenses		1,573	1,661
Other current assets		332	431
Total current assets		102,207	85,661
Property and equipment, net		7,979	8,462
Goodwill		16,734	16,124
Intangible assets, net		4,764	6,906
Deferred income taxes		13,173	11,086
Other assets		279	371
Total assets	$	145,136	128,610
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$	6,854	3,990
Accrued representative commissions		889	688
Accrued compensation		4,893	4,595
Accrued severance and consolidation costs		870	224
Other current liabilities		1,986	2,977
Total current liabilities		15,492	12,474
Other long-term liabilities		17	29
Total liabilities		15,509	12,503
Stockholders' equity:			
Common stock, no par value; 200,000,000 shares authorized; 15,496,949 and 14,989,248 issued and outstanding at June 30, 2004 and 2003, respectively		96,601	89,916
Unearned compensation		(29)	(37)
Accumulated other comprehensive income		1,891	257
Retained earnings		31,164	25,971
Total stockholders' equity		129,627	116,107
Total liabilities and stockholders' equity	$	145,136	128,610

Contact: Jennifer D. Wade
Investor Relations
Tel. (505) 875-0600
Fax. (505) 875-0404
email: jwade@sbs.com